Exhibit 99.p1

WEDGEWOOD INVESTMENT GROUP, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

(MANAGEMENT)

Policy Objectives

Honesty and integrity are hallmarks of Wedgewood Investment Group, Inc.  (the “Firm”).  The Firm has a fiduciary obligation to its Investors and the Firm seeks the highest standards of ethics and conduct in all of its business relationships.

This Code has been adopted by the Firm pursuant to paragraphs (a)(1), (2), (4) and (5) of Rule 204A-1 under the Investment Advisers Act of 1940 with the objectives of deterring wrongdoing and (1) providing standards of honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (2) promoting full fair, accurate, timely and understandable disclosure in reports and documents which the Firm files with the Securities and Exchange Commission and in other public communications made by the Firm, (3) promoting compliance with applicable governmental laws, rules and regulations, (4) facilitating prompt internal reporting of violations of this Code, and (5) providing accountability for adherence to this Code.

This code and the separately adopted Policy on Personal Securities Transactions in accordance with paragraphs (a)(3) and (b) of Rule 204A-1 under the Investment Advisors Act of 1940 and Rule 17j-1 under the Investment Company Act of 1940 is intended to be the Investment Adviser’s (Presidents) code of ethics described in paragraph (a)(1), (2), (4) and (5) of Rule 204A-1 under the Investment Advisers Act of 1940.

All records and reports created or maintained pursuant to this Code are intended solely for the internal use of the Firm, are confidential, and in no event constitute an admission by any person as to any fact, circumstance or legal conclusion.

This Code is intended to coordinate with the Wedgewood Investment Group, Inc. Portfolio Code of Business Conduct and Ethics.    Where appropriate or necessary, specific sections of this Code include a coordinating provision referencing the appropriate section of the Wedgwood Investment Group, Inc. Portfolio Code of Business Conduct and Ethics.

Please see the Glossary of Terms for definitions of terms used in this Code.

Compliance with Laws, Rules and Regulations

The Firm expects its Supervised Persons to comply with all laws, rules and regulations applicable to its operation and business.  Supervised Persons should seek guidance whenever they are in doubt as to the applicability of any law, rule or regulation regarding any contemplated course of action.  The Firm holds information and training sessions to promote compliance with laws, rules and regulations, including insider trading laws.  Please consult the various guidelines and policies which the Firm has prepared in accordance with specific laws and regulations.  A good guideline, if in doubt on a course of action, is “Always ask first, act later- if you are unsure of what to do in any situation, seek guidance before you act.”

As a registered investment company, the Firm is subject to regulation by the Securities and Exchange Commission, and compliance with federal, state and local laws.  The Firm insists on strict compliance with the spirit and the letter of these laws and regulations.

Conflicts of Interest

Each Supervised Person should be scrupulous in avoiding any conflict of interest with regard to the Firm’s interest.  A “conflict of interest” occurs when an individual’s private interest interferes with the interests of the Firm or its Investors.  A conflict situation can arise when a Supervised Person pursues interests that prevent the individual from performing his duties for the Firm or an Investor objectively and effectively.  Conflicts of interest also arise when a Supervised Person or member of the individual’s family receives undisclosed, improper benefits as a result of the individual’s positions with the Firm.   Any conflict of interest that arises in a specific situation or transaction must be disclosed by the individual and resolved before taking any action.

Matters involving a conflict of interest are prohibited as a matter of policy, except when approved by the Firm’s President or Chief Compliance Officer.  Conflicts of interest may not always be evident, and individuals should consult with higher levels of management or legal counsel if they are uncertain about any situation.  In no event, however, shall investment in any security made in accordance with the Firm’s Policy on Personal Securities Transactions (or comparable policy or code then in effect) be considered a conflict of interest with the Firm.

Comment: This section relating to conflicts of interest is substantially similar to the comparable section in the Wedgewood Investment Group, Inc. Portfolio Code of Business Conduct and Ethics, but Supervised Persons should recognize that (i) the Company’s Portfolio Code of Business Conduct and Ethics governs conflicts with interest of the Portfolio, rather than the Firm and its Clients, and (ii) the procedures for reporting and resolving conflict under the Portfolio Code of Business Conduct and Ethics is different from the Procedure under this Code.  If an interest of the Supervised Person appears to conflict with an interest of the Portfolio and the Firm, the Supervised Person should make a disclosure and seek any approval under the Portfolio’s Code of Business Conduct and Ethics.

Corporate Opportunities

Supervised Persons shall not take for themselves personally opportunities that are discovered through the use of their position with the Firm, except with the approval of the Firm’s President or Chief Compliance Officer.   Supervised Persons of the Firm owe a duty to the Firm to advance its legitimate interests when the opportunity to do so arises.  In no event, however, shall investment in any security made in accordance with the Firm’s Policy on Personal Securities Transactions (or comparable policy or code then in effect) be considered a business opportunity of the Firm.

Comment:  This section relating to corporate opportunities is substantially the same as the comparable section on the Wedgewood Investment Group, Inc. Portfolio Code of Business Conduct and Ethics, but Supervised Persons should recognize that (i) the Portfolio Code of Business Conduct and Ethics governs opportunities of the Portfolio, rather than the Firm, and (ii) the procedures for reporting and obtaining an approval under the Portfolio Code of Business Ethics is different from the procedure under this Code.   If an opportunity appears to relate both to the business of the Portfolio and the Firm, the Supervised Person should make disclosure and seek any approval under the Portfolio Code of Business Conduct and Ethics.

Confidentiality

Supervised Persons shall exercise care in maintaining the confidentiality of any confidential information respecting the Firm or its Investors, except when disclosure is authorized or legally mandated.  Supervised Persons should consult with the Firm’s Chief Compliance Officer or legal counsel if they believe that have a legal obligation to disclose confidential information.   Confidential information includes nonpublic information of the Firm that may be helpful to competitors, or otherwise harmful to the Firm, or its Investors.   Confidential information also includes information respecting the portfolio holdings of Investors (including particularly Investment Company Clients).   The obligation to preserve confidentiality of this information continues after association with the Firm ends.

Comment:  Attention is directed to the Internal Confidentiality and Privacy Protection Polity, which appears in the Firm’s Manual of Policies and Procedures, and which was adopted by the Firm to protect the nonpublic personal information of the Investment Clients of the Firm and the shareholders of Wedgewood Investment Group, Inc.   This section respecting confidentiality is substantially the same as the comparable section in the Wedgewood Investment Group, Inc. Portfolio Code of Business Conduct and Ethics, except that a specific reference is made to information respecting portfolio holdings of Investment Clients.

Fair Dealing

Supervised Persons should endeavor to deal fairly with Investors, service providers and competitors, and shall not seek unfair advantage through improper concealment, abuse of improperly acquired confidential information, misrepresentation of material facts when the other party is know by the Supervised Persons to rely justifiably on the individual to disclose those facts truthfully, or improper and unfair dealing.

Business Gifts and Entertainment

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage.  No gift or entertainment should ever be offered, given, provided or accepted by any Supervised Person in connection with the Firm’s business unless it (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe, payoff or kickback and (5) does not violate any laws or regulations.

Protection and Proper Use of Firm Assets

All Supervised Persons should endeavor to protect the assets of the Firm and its Investors, and pursue their efficient investment in accordance with the Firm’s business purposes.   Any suspected incident of fraud or theft should be immediately reported for investigation as hereinafter described under the caption “Administration and Enforcement of the Code.”

The obligation of Supervised Persons to protect the assets of the Firm includes its proprietary information.  Proprietary information includes intellectual property such as trademarks and copyrights, as well as business, marketing and service plans, databases, records, salary information, unpublished financial data and reports.  Unauthorized use or distribution of this information violates this Code.

Insider Trading

All Supervised Persons should pay particular attention to potential violations of insider trading laws.  Insider trading is both unethical and illegal and will be dealt with decisively if it occurs.  Associated Persons are expected to familiarize themselves with the Policy Statement on Insider Trading, adopted by the Firm.  If they have questions about these guidelines, they should consult with the Firm’s president, the Chief Compliance Officer, or the Firm’s legal counsel.

Comment:  Attention is directed to the Firm’s Policy Statement on Insider Trading, which appears in the Firm’s Manual of Policies and Procedures.

Administration and Enforcement of the Code

Certification

Each newly hired Supervised Person of the Firm will be provided a copy of the Code.  Each such individual must certify in writing within 30 days that they have received a copy of the Code, read and understand all provisions of the Code, and agree to comply with the applicable terms of the Code.  The Firm will provide its Supervised Persons with any amendments to the Code and will require all such individuals to certify in writing that they have received, read and understand the amendments.  Each year the Chief Compliance Officer will conduct an annual meeting with Supervised Persons to review the Code.  Supervised Persons will annually certify that they have read, understood and complied with the Code, that they have made all of the reports required by the Code and have not engaged in any prohibited conduct.

Reporting Violations

All Supervised Persons are required to promptly report any actual, apparent or suspected violations of the Code to the Chief Compliance Officer.  If the Chief Compliance officer or another compliance officer is not available the individual should report the violation to their immediate supervisor who is then responsible for reporting it to the Chief Compliance Officer.  All reports will be treated confidentially to the extent permitted by law and investigated promptly.

Glossary

“Chief Compliance Officer”  means, for purposes of this Code, the Firm’s chief compliance officer.

“Investment Company”  means a company registered as such under the Investment Company Act of 1940.

“Investment Company Client”  means any Investment Company (or series thereof) as to which the Firm is an investment adviser or investment sub-adviser.

“Policy on Personal Securities Transactions” means the Firm’s written policy of that name, as revised from time to time.  This Policy can be found in the Firm’s Manual of Policies and Procedures.

“Supervised Person”  means any director, managing director, officer (or other person occupying a similar status or performing functions similar to any of those persons) and employees, and any other persons who provide advice on behalf of the Firm and who are subject to the Firm’s supervision and control.

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